Exhibit 12.1

GOODRICH PETROLEUM CORPORATION

RATIO OF EARNINGS TO FIXED CHARGES

(In Thousands, Except Ratios)

	Year ended December 31,
	2005	2004	2003	2002	2001
Earnings:
Income (loss) from continuing operations before income taxes	$(26,847)	$16,071	$5,742	$(1,428)	$2,947
Plus: fixed charges	2,279	1,110	1,051	985	1,291

Earnings available for fixed charges	$(24,568)	$17,181	$6,793	$(443)	$4,238

Fixed Charges:
Interest expense	$2,279	$1,110	$1,051	$985	$1,291

Total fixed charges	$2,279	$1,110	$1,051	$985	$1,291

Ratio of Earnings to Fixed Charges	(a)	15.48	6.46	(b)	3.28

(a)	Earnings for the year ended December 31, 2005 were inadequate to cover fixed charges. The coverage deficiency was $26,847 thousand.

(b)	Earnings for the year ended December 31, 2002 were inadequate to cover fixed charges. The coverage deficiency was $1,428 thousand.